Exhibit 99.90
Lori Thompson
Client Services
Telephone: 416.361.0930 ext.274
lthompson@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
October 4, 2006
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Blue Pearl Mining Ltd. Confirmation of Notice of Record and Meeting Dates
We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the Special Meeting of Shareholders for Blue Pearl Mining Ltd.

1.	ISIN -	CA 09578T1093

2.	Date Fixed for the Meeting -	November 9, 2006

3.	Record Date For Notice -	October 16, 2006

4.	Record Date For Voting -	October 16, 2006

5.	Beneficial Ownership Determination Date-	October 16, 2006

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common

7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common

8.	Business to be conducted at the meeting-	Special
Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per: